FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of   October  2007

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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Dan Suesskind, Chief Financial Officer	Teva Pharmaceutical Industries Ltd.	972-2-941-1717
George Barrett, Corp. Exec. V.P. - Global Pharmaceutical Markets Chief Executive Officer	Teva Pharmaceutical Industries Ltd. Teva North America	(215) 591-3030
Liraz Kalif / Kevin Mannix, Investor Relations	Teva Pharmaceutical Industries Ltd. Teva North America	972-3-926-7281 (215) 591-8912

For Immediate Release

TEVA ANNOUNCES PLANNED RETIREMENT OF CFO DAN SUESSKIND IN MID-2008

COMPANY APPOINTS CHECK POINT CFO AND FORMER TEVA DEPUTY CFO, EYAL DESHEH, AS SUCCESSOR

Jerusalem, Israel, October 30, 2007-Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that Chief Financial Officer Dan Suesskind plans to retire in mid-2008.  Eyal Desheh, currently Executive Vice President and Chief Financial Officer of Check Point Software Technologies (Nasdaq: CHKP) has been appointed to succeed Mr. Suesskind as Teva`s CFO.

Eli Hurvitz, Chairman of the Board of Directors at Teva, said, "Since Dan was appointed CFO in 1977, he has played a pivotal role in all of Teva`s strategic initiatives, including the acquisition of more than 30 companies. Dan`s contributions have been critical in creating value for Teva`s shareholders, by transforming Teva from a small, Israeli company with a market cap of $37 million, into a leading global company with a market cap exceeding $34 billion. We will of course miss Dan tremendously, but after all these years, Dan and Teva are inextricably linked, and although he is retiring, Dan will always remain a member of the Teva family."

Dan Suesskind said, "My 31 years as CFO of Teva have been extremely gratifying. It is hard to imagine a more rewarding experience than working with Eli Hurvitz and Teva`s extraordinary leadership team to transform Teva from a local pharmaceutical company into a major global player in the pharmaceutical industry and one of Nasdaq`s Top 20 companies. I have also had the great pleasure of working closely with exceptional leaders like Israel Makov and Shlomo Yanai."

Dan continued, "My years at Teva have been truly exciting-it is in fact due to the dynamic pace here that I postponed, and then postponed again, my plans for retirement. But now that the time is right, I am eager to start a new phase of my life, and I am looking forward to having the time to pursue my many other interests. I will be leaving my post with the greatest confidence that, with Teva`s finances in the capable hands of Eyal Desheh-who for 6 years served as Teva`s Deputy CFO, and who has an outstanding track record at Check Point-Teva will continue to grow and prosper."

Shlomo Yanai, Teva`s President and CEO said, "Although I have only had the privilege of working with Dan for a short time, it didn`t take me long to understand why he is held in such high regard-not only at Teva, but in the larger business and financial communities globally. I will very much miss having Dan as a colleague, but I will continue to value on him as a trusted advisor in the years to come."

Mr. Yanai continued, "I am also delighted to welcome Eyal Desheh back to Teva. Eyal`s combination of financial and managerial experience, as well as his familiarity with Teva`s business and culture, make him an ideal fit for the role of Teva`s CFO."

Eyal Desheh has served as CFO of Check Point Software Technologies, the worldwide leader in securing the internet since 2000. He served as Teva`s Deputy CFO from 1989 to 1995. Over the course of his diverse career, Mr. Desheh has served in a number of other financial management and business development roles, including Vice President of Bank Hapoalim New York, CEO of HL Financial Services, Vice President of Business Development of Bezeq (BEZQ.TA), and CFO of Scitex LTD.  Mr. Desheh holds a BA in Economics and an MBA from the Hebrew University, Jerusalem.

Mr. Desheh said, "I have been privileged to have worked for two of Israel`s premier global companies-Teva and Check Point-and I am proud to be re-joining Teva as Chief Financial Officer at such an exciting time in the Company`s history.  I look forward to working with Teva`s superb management team to continue both growing the business, and creating significant value for shareholders."

Mr. Suesskind joined Teva in 1976 after leading (as an external consultant) the merger of Teva and two other Israeli pharmaceutical companies to form Israel's largest pharmaceutical company, with an annual turnover at that time of under $30 million. Today, Teva`s annual turnover exceeds $9 billion.  Mr. Suesskind was appointed CFO in 1977, and in 1982 led the process of listing Teva shares on Nasdaq, followed by three equity offerings for a total value of approximately $250 million. In Teva`s 25 years on the Nasdaq, it has become one of the top 20 stocks in terms of market value, as well as one of the most actively-traded, with over 1,500 institutional investors. In addition to positioning Teva in the equity market, Mr. Suesskind has over the past 15 years led a dozen straight and convertible debt offerings, raising an aggregate of more than $6 billion.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:  This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra®, Neurontin®, Lotrel®, and Famvir®, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva`s ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva`s Annual Report on Form  20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: October 30, 2007